SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             MURPHY OIL CORPORATION
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             (Exact name of registrant as specified in its charter)


           Delaware                                        71-0361522
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(Jurisdiction of incorporation                (IRS Employer Identification No.)
      or organization)

            200 Peach Street
            El Dorado, AR                             71731-7000
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(Address of principal executive offices)              (Zip Code)

              Telephone number, including area code: (870) 862-6411

        Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
     to be so registered                         each class is to be registered
     -------------------                         ------------------------------

     Series A Participating                      New York Stock Exchange
     Cumulative Preferred
     Stock Purchase Rights

        Securities to be registered pursuant to Section 12(g) of the Act:
                                      None
        -----------------------------------------------------------------
                                (Title of Class)



         Item 1.   Description of Registrant's Securities to be Registered.

         On December 6, 1989, the Board of Directors of Murphy Oil Corporation (the "Company") declared a dividend of one right (each a "Right"; collectively, the "Rights") for each outstanding share of the Common Stock, par value $1.00 per share (the "Common Stock"), of the Company to holders of record at the close of business on December 20, 1989 (the "Record Date"). On December 6, 1989, the Company entered into a Rights Agreement dated as of that date (the "Original Rights Agreement") with Harris Trust Company of New York, as Rights Agent (the "Rights Agent"). The Original Rights Agreement and the form of the original Rights Certificate were previously filed as Exhibits 1 and 2 to this Form 8-A on December 13, 1989 and are incorporated herein by reference. On April 6, 1998, the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement ("Amendment No. 1"). Amendment No. 1 is filed as Exhibit 3 hereto and is incorporated herein by reference. The Original Rights Agreement as amended by Amendment No. 1 is referred to herein as the "Rights Agreement". The terms and conditions of the Rights are set forth in the Rights Agreement, and the following description is qualified in its entirety by reference to the Rights Agreement.

         Each outstanding share of Common Stock on December 20, 1989 received one Right. Since that date one Right has been issued with each new share of Common Stock and each share of Common Stock issued from the Company's treasury. The Rights are attached to the outstanding shares of Common Stock and, except as provided below, no separate Rights certificates have been or will be distributed. As of April 6, 1998, there were 44,949,634 shares of Common Stock outstanding. As long as the Rights are attached to the Common Stock, one Right will be issued with each new share of Common Stock and each share of Common Stock issued out of the Company's treasury so that all such shares will have attached Rights. Subject to the terms hereof, each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Participating Cumulative Preferred Stock, par value $100.00 per share (the "Preferred Stock"), at a purchase price of $200.00 per Unit (the "Purchase Price") subject to adjustment. Sixty thousand shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

         The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (a) the close of business on the tenth day (or such later day as may be designated by action of a majority of the Continuing Directors (as hereinafter defined)) after the date (the "Stock Acquisition Date") of the first public announcement that a person or group of affiliated or associated persons, with certain exceptions, has acquired beneficial ownership of 15% or more of the shares of Common Stock (an "Acquiring Person") and (b) the close of business on the tenth business day (or such later day as may be designated by action of a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer by any Person, if, upon consummation hereof, such Person would be an Acquiring Person. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

           The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 6, 2008, unless previously redeemed or exchanged by the Company, as described below.

           As soon as practicable after the Distribution Date, certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter the separate Right Certificates alone will represent the Rights.

           If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price. If a person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, proper provision will be made so that each holder of a Right, other than Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price, with certain exceptions.

           The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

           A majority of the Continuing Directors may, at their option, at any time after any person becomes an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding), exchange all or part of the Rights (other than the Rights owned by an Acquiring Person) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

           The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors at any time until the tenth day after the Stock Acquisition Date (or such later date as a majority of the Continuing Directors then in office may designate in an amendment to the Rights Agreement). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors.

           Immediately upon the action of the Board of Directors ordering exchange or redemption of the Rights, with, where required, the concurrence of a majority of the Continuing Directors, the Rights will terminate, and thereafter the only right of the holders of Rights will be to receive shares of Common Stock or the redemption price, as the case may be.

           "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time any Person becomes an Acquiring Person or subsequently becomes a member of the Board, if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

           Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

           Prior to the Distribution Date, the Rights Agreement may be amended in any respect. After the Distribution Date, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders, provided that after a person becomes an Acquiring Person, any amendment requires the concurrence of a majority of the Continuing Directors.

           The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors (under some circumstances, with the concurrence of the Continuing Directors) since the Rights may be redeemed by the Company as described above.

         Item 2.   Exhibits

         3. Form of Amendment No. 1 to Rights Agreement dated as of April 6, 1998 between Murphy Oil Corporation and Harris Trust Company of New York branch, as Rights Agent.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                            MURPHY OIL CORPORATION

Dated: April 14, 1998                       By: /s/ Steven A. Cosse
                                                -------------------
                                               Name: Steven A. Cosse
                                               Title: Senior Vice President and
                                                        General Counsel